09057613

AB
3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALIFORNIA FINA GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2302 Martin Street, Suite 225

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eduardo Prado (800) 819-4237
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 2 8 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eduardo Jose Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALIFORNIA FINA GROUP, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~State of California, County of Orange~~

Subscribed and sworn to (or affirmed) before me on this 25th day of FEB, 2009, by Eduardo Jose Prado proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Sun Mi Lee

SUN MI LEE
COMM. #1758188
Notary Public-California
ORANGE COUNTY
My Comm. Exp. July 21, 2011

Notary Public

Signature

PRESIDENT/CEO.
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND
TRADEBONDS.COM

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

C O N T E N T S

PETERSON SULLIVAN LLP

601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
California Fina Group, Inc.
dba Finacorp Securities and Tradebonds.com
Irvine, California

We have audited the accompanying statement of financial condition of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com ("the Company"), as of December 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PETERSON SULLIVAN LLP

February 14, 2009

206.382.7777 • 206.382.7700 • www.pscpa.com

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	295,718
Commissions receivable		1,771,983
Notes receivable from stockholders		104,000
Due from stockholder		81,450
Deposits with clearing firms		208,899
Prepaid expenses and deposits		31,374
Software development costs, net of amortization of $325,360		174,079
Property and equipment, net of accumulated depreciation of $284,896		25,998
	$	2,693,501

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	40,119
Accrued payroll and taxes		1,004,650
Total liabilities		1,044,769
Stockholders' Equity		
Common stock, no par value; authorized 75,000,000 shares; 71,449,625 issued and outstanding		53,896
Additional paid-in capital		4,262,517
Retained earnings (deficit)		(2,667,681)
		1,648,732
	$	2,693,501

See Notes to Financial Statements

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenue	
Commissions and fees	$ 7,556,755
Other income	3,527
Total revenue	7,560,282
Expenses	
Employee compensation and benefits	4,882,610
Payroll taxes	692,248
Dues and subscriptions	307,932
Occupancy and equipment rental	199,886
Trading costs	196,835
Travel	125,295
Amortization - software development costs	89,496
Professional fees	80,965
Licenses and fees	57,304
Repair and maintenance	41,558
Office supplies	41,356
Communication	40,012
Utilities	36,604
Commission expense	26,630
Business taxes	14,968
Depreciation	14,125
Bank charges	13,303
Insurance	11,337
Postage	10,669
Advertising	10,513
Miscellaneous	4,344
Total expenses	6,897,990
Income Before Other Expenses	662,292
Other Expenses	
Interest expense	17,168
Legal settlement	135,000
Other	23,172
Total other expenses	175,340
Net income	**$ 486,952**

See Notes to Financial Statements

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balances, December 31, 2007	64,990,890	$ 53,896	$ 3,662,517	$(3,154,633)	$ 561,780
Net Income				486,952	486,952
Additional Capital Contributions	6,458,735		600,000		600,000
Balances, December 31, 2008	71,449,625	$ 53,896	$ 4,262,517	$(2,667,681)	$ 1,648,732

See Notes to Financial Statements

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$ 486,952
Adjustments to reconcile net loss to cash flows from operating activities	
Depreciation	14,125
Amortization	89,496
Amortization of note receivable from a stockholder	36,000
Changes in operating assets and liabilities	
Commissions receivable	(1,715,906)
Due from stockholder	18,550
Deposit with clearing firms	(101,462)
Prepaid expense and deposits	17,752
Accounts payable	(228,438)
Accrued payroll and taxes	884,162
Net cash flows from operating activities	(498,769)
Cash Flows from Investing Activities	
Purchase of furniture and equipment	(14,280)
Issuance of notes receivable to stockholders	(140,000)
Net cash flows from investing activities	(154,280)
Cash Flows from Financing Activity	
Capital contributions	600,000
Decrease in cash	**(53,049)**
Cash Balance, beginning of year	348,767
Cash Balance, end of year	$ 295,718
Cash paid for interest during the year	$ 17,168

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

California Fina Group, Inc. dba Finacorp Securities and Tradebonds.com ("the Company") is a broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. As an introducing broker, the Company does not hold customer funds or securities.

The Company is focused exclusively on delivering value-added solutions to the treasury and investment supply chain of public agencies, asset managers, brokerage firms, corporations and foundations nationwide. Through a combination of its own proprietary systems and third-party partnerships, the Company provides seamless execution, settlement and custody to institutional fixed income and equity market participants. The Company is registered as an emerging minority owned Hispanic Broker/Dealer.

The Company conducts most of its business as an introducing broker whereby customer orders are processed through clearing firms. Customers are located nationwide. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and money market funds. On occasion, the Company may have deposits in excess of federally insured limits.

Commissions Receivable

Commissions receivable are stated at their principal balances and consist of commissions due to the Company. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of its customers, considers the need for an allowance. All receivables are current and deemed collectible by management. At December 31, 2008, no allowance for doubtful accounts is considered necessary by management. If an allowance was established, any bad debts would be written off against it (when determined to be uncollectible).

Revenue Recognition

Commission revenue associated with securities transactions is recognized on a trade date basis.

Software Development Costs

Software development costs consist of costs associated with the development of the Company's proprietary software suite. The software suite reached technical feasibility in 1998, at which time the Company began capitalizing costs associated with its development. Costs that greatly altered the functionality or expected life of the software suite have also been capitalized. In 2005, the Company completed some code enhancements that substantially completed the package. The Company has begun to amortize the capitalized costs over the expected life of the current version of the software suite, which is three years.

The software suite consists of three platforms that serve different purposes, but allow for efficiency in accessing and sharing of information. These platforms are Tradebonds.com, Brokerview, and Intelliview. Tradebonds.com is an internet based trading platform that allows clients of the Company to research and purchase/sell bonds. The Brokerview platform is an integrated trading platform for the Company's brokers. Intelliview is a database platform that assists the brokers with matching buyers and sellers.

For the year ended December 31, 2008, the Company recorded $89,496 in amortization associated with this asset. Expected amortization for 2008 and 2009 is approximately $87,000 for each year. The Company assesses impairment of software development costs annually, and management determined that no impairment charge was required at December 31, 2008.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets generally ranging from three to seven years. The balance at December 31, 2008, primarily consists of office furniture and computer equipment.

Income Taxes

The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to the Company's stockholders.

Common Stock

During 2008, the Company issued 6,458,735 shares of common stock for total proceeds of $600,000. All of the proceeds were recorded in additional paid-in capital as the Company's common shares have no par value.

Note 2. Clearing Organizations

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all securities transactions that require clearing services and maintain its customer accounts on behalf of the Company.

The Company is required to maintain certain deposit levels with the clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

Note 3. Notes Receivable From Stockholders

At December 31, 2008, the Company had outstanding notes receivable from two stockholders, who are also employees of the Company, amounting to a total of $140,000. According to the terms of these promissory notes, they will be forgiven in their entirety at the completion of three years of their employment at the Company. In the event that these employees terminate their employment with the Company, the notes become immediately payable by the stockholders.

One of the stockholders, who had notes totaling $40,000, resigned from the Company in February 2009. Upon his resignation, he repaid the total principal amount in full. Interest on these notes was immaterial and was waived by the Company. Due to the resignation, these notes were not amortized as compensation in 2008.

The Company's management believes that the remaining employee, who has a $100,000 note, will most likely stay with the Company until the note matures in 2010 and the note will be forgiven. Therefore, the Company is recognizing the related expense over the term of the note by amortizing it over three years. In 2008, the Company recorded $36,000 of expense as a result of this amortization. This amount is included in employee compensation and benefits. The note does not have a stated rate of interest. The interest is not imputed as the total amount of interest on this note is considered immaterial. The net balance of the notes receivable from stockholders amounted to $104,000 at December 31, 2008.

Note 4. Related Party Transactions

The Company has a receivable from the President of the Company (who is also the majority stockholder) for reimbursement of various expenses, amounting to $81,450 at December 31, 2008.

Note 5. Leases

The Company leases several office spaces nationwide, under different operating leases with varying terms. Rental expense under the various leases was approximately $190,000 for the year ended December 31, 2008. The following is a schedule of minimum rent payments required under noncancelable operating leases for the years ending December 31:

2009	$	117,991
2010		84,714
2011		14,671
	$	217,376

Note 6. Legal Settlement

During 2008, the Company resolved a legal dispute with a bank and paid $135,000 as a settlement. There is no outstanding liability related to this legal case as of December 31, 2008.

Note 7. Beginning Retained Earnings (Deficit)

At December 31, 2007, the beginning retained earnings (deficit) was adjusted by $123,855 (from ($3,030,778) to ($3,154,633)) to record errors in accounts payable in 2007. The effect on the 2007 results of operations could not be determined.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2008, was 6 2/3% of aggregate indebtedness, or $69,651. At December 31, 2008, the Company had computed net capital of $1,227,812, which was in excess of the required net capital level by $1,158,161. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.85 to 1.

S U P P L E M E N T A R Y   I N F O R M A T I O N

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 1,648,732
Deductions		
Notes receivable from stockholders	$ 104,000	
Due from stockholder	81,450	
Prepaid expenses and deposits	31,374	
Software development costs	174,079	
Property and equipment	25,998	(416,901)
Haircuts on security positions		
Money market accounts		(4,019)
Net capital		1,227,812
Minimum net capital		69,651
Excess net capital		$ 1,158,161

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 40,119
Accrued payroll and taxes	1,004,650
Total aggregate indebtedness	$ 1,044,769

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 69,651
Percentage of aggregate indebtedness to net capital	85%
Ratio of aggregate indebtedness to net capital	0.85 to 1

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2008

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 1,218,097
Adjustments due to audit	
Decrease in accounts payable	15,707
Increase in expenses	(1,973)
Increase in haircuts on money market account balance	(4,019)
Net capital as audited	$ 1,227,812

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

Excess of total credits over debits as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

California Fina Group, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.	NONE
Number of items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

California Fina Group, Inc. is exempt from this disclosure requirement pursuant to Rule 15c3-3 under paragraph K(2)(ii).

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
California Fina Group, Inc.
dba Finacorp Securities and Tradebonds.com
Irvine, California

In planning and performing our audit of the financial statements of California Fina Group, Inc. dba Finacorp Securities and Tradebonds.com ("the Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Institution Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

/S/ PETERSON SULLIVAN LLP

February 14, 2009